July 30, 2012

VIA EDGAR SUBMISSION

Securities & Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          PowerShares Exchange Traded Fund Trust, File No. 811-21265

PowerShares Exchange Traded Fund Trust II, File No. 811-21977

PowerShares Actively Managed Exchange Traded Fund Trust, File No. 811-22148

PowerShares India Exchange Traded Fund Trust, File No. 811-22147

Gentlemen:

Enclosed for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended (the “Act”) are the following documents regarding the joint insured fidelity bond for the above-referenced investment companies:

1.               A copy of the Investment Company Blanket Bond Rider.

2.               A copy of the Resolution to the Consideration of the Fidelity Bond.

3.               A statement showing the amount of the single insured bond which each of the above-referenced investment companies would have provided and maintained had each investment company not been named as an insured under a joint insured bond.

4.               A statement as to the period for which premium have been paid.

If you should need any additional information, please contact me at (630) 868-7179.

Sincerely,

/s/Anna Paglia
Anna Paglia
Secretary

CC:                             Deanna B. Marotz

Table of Contents

Item 1

Item 2

Item 3

Item 4

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED	BOND NUMBER

PowerShares Exchange -Traded Trust Fund	07722111B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 19, 2012	May 1, 2011 to July 31, 2012	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•      PowerShares DWA SmallCap Technical Leaders™ Portfolio (DWAS), a series of PowerShares Exchange-Traded Fund Trust II

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

RESOLVED, that giving due consideration to the value of the aggregate assets of the PowerShares Exchange-Traded Fund Trust II (“Trust II”), the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in Trust II’s portfolios, the nature and method of conducting Trust II’s operations, and the accounting procedures and controls of Trust II, the coverage against larceny and embezzlement provided under a fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company in the amount of $10 million is deemed by the Board of Trustees, including a majority of the Trustees who are not “interested persons” of Trust II (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)), to be adequate as to amount, type and form and in the best interests of PowerShares DWA SmallCap Technical Leaders™ Portfolio (the “New Fund”), a series of Trust II, and therefore, the appropriate officers of Trust II be,  and each hereby is, authorized to cause the New Fund to be added to the Bond; and it is further

RESOLVED, that the officers of Trust II are authorized and directed to add the New Fund to the joint allocation agreement among Trust II, PowerShares Exchange-Traded Fund Trust, PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Fund Trust concerning the Bond, such agreement being in substantially the form presented at this meeting; and it is further

RESOLVED, that the proper officers of Trust II be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and Rule 17g-1 under the 1940 Act.

AMOUNT OF THE SINGLE INSURED BOND WHICH EACH INVESTMENT COMPANY WOULD HAVE PROVIDED AND MAINTAINED HAD EACH COMPANY NOT BEEN NAMED AS AN INSURED UNDER A JOINT INSURED BOND

Pursuant to Rule 17g-1(g)(1)(B)(iii), had the following investment companies not been named as insureds under a joint insured bond each of them would have provided and maintained a single insured bond in the amounts set forth below:

1. PowerShares DWA SmallCap Technical Leaders™ Portfolio	$125,000.00

/s/ Anna Paglia

Anna Paglia	July 26, 2012

PERIOD FOR WHICH PREMIUMS HAVE BEEN PAID

The premiums for the PowerShares Exchange Traded Fund Trust II have been paid for the period May 1, 2011 through May 1, 2012. The May 1, 2011 - May 1, 2012, fidelity bond was extended by ICI Mutual through June 30, 2012, and then subsequently through July 31, 2012. All premiums have been paid on the extensions.

By:	/s/ Anna Paglia
Anna Paglia
Secretary

July 26, 2012